Exhibit 4.6
METASwarm, Inc. - Convertible Loan Agreement

Convertible Loan Agreement
2007-9-3

Borrower:	METASwarm, Inc. (“METASwarm”)

Loaner	[_______________]

1	Summary
        In order to meet its business development requirement in China, METASwarm, Inc. (US Stock Market listed company, code MSWM.PK) has necessity to borrow a bridging loan from [________]; and [_______] then agrees to provide such short-term loan to METASwarm. Upon friendly discussion and consultation, both parties reach the following loan agreement:

2	Loan Amount & Payment Date
The total amount of the loan is RMBxxx (approx. US$xxx) and [______] will remit the loan according to the following schedule to the bank account of Beijing InfoSure Information Technology Ltd. (hereafter “Beijing InfoSure”, and the bank account detail see Appendix) in China assigned by METASwarm:

2.1	The first installment is RMB[_______] (approx. US$[____]) and payable by September 3, 2007;

2.2	The balance of the loan, i.e. RMB[_______] (approx. US$[______]) to be paid by the end of September 30, 2007 in installments.

3	Terms of the Loan

3.1
The term of the loan is six (6) months, from the date of each loan arriving InfoSure assigned bank account. [_______] may request METASwarm earlier return of the loan, and upon METASwarm’s agreement, the loan may be repaid prior to the expiration.

3.2
Upon the expiration of the loan by sixth (6th) months, in addition to the loan, METASwarm shall provide [______] with a bonus equivalent to 50% of the amount of the loan, and all to be paid in one repayment to [_______];

3.3
Upon the expiration of the loan by sixth (6th) months, besides cash repayment, [________] may choose to convert each amount of the returned loan and the eligible bonus, using the following respective pricing calculation, to METASwarm’s free-trade stock listed in US Stock market:

The amount of loan: Using the closing stock price prior to the agreement signing date, i.e. US$0.23 per common share；

The amount of Bonus: Using 150% of the closing stock price prior to the agreement signing date, i.e. US$0.345 per share.

3.4
[_______] may request METASwarm to repay the loan before the expiration of the loan if necessary, and upon METASwarm’s agreement, METASwarm shall repay the loan as requested before the schedule, plus the bonus calculated by using the following formulae:

Repayment within three months, the eligible bonus shall be equivalent to 20% of the amount of the loan;

Repayment within four months, the eligible bonus shall be equivalent to 30% of the amount of the loan;

Repayment within five months, the eligible bonus shall be equivalent to 40% of the amount of the loan;

Should the loan and bonus be repaid to [______] prior to the six months term, the right to convert the loan and bonus to METASwarm, Inc. is waived.

3.5
Shall[_______] choose to convert the total amount of the loan and eligible bonus into METASwarm’s listed free-trade stocks, METASwarm shall honor and comply with the terms and conditions stipulated in this agreement and assist [______] to complete such conversion within a reasonable time frame;

4	Breach of the Agreement

4.1
No exercise or failure to exercise or delay in exercising any right power or remedy vested in any party under or pursuant to this Agreement shall constitute a breach of the agreement, except that no party hereto shall be liable for failures or delays in performing their obligations hereunder arising from any cause of force majeure, provided that the party affected notice the other parties in time,

4.2	The default party shall be responsible for all direct economical damage of the other non-default parties caused by such breach.

5	Confidentiality

 This agreement is a confidential document belongs to all parties involved. Except with another party’s written consent, any party shall not disclose the content and information of the agreement to any third party.

6	Others

6.1	This agreement is governed by the law of the People’s Republic of China;

6.2	This agreement is written in both Chinese and English languages with equal authoritative. However, in case of any dispute, Chinese version prevailed.

6.3	This agreement is with three original copies. Each party holds one original copy which is with exactly the same legal effectiveness;

6.4	This agreement has been thoroughly reviewed, fully understood and duly signed to be effective by their representatives of both parties.

Borrower：

METASwarm, Inc.

Mr. Marvin Shannon – Chairman and CEO

Loaner：

China ID No. :

Witness:

China ID No. :